SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of the Issuer)

ODYSSEY RE HOLDINGS CORP.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
67612W108
(CUSIP Number of Class of Securities)
Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
(203) 977-8024
(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Peter J. Gordon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave
New York, NY 10017-3754
(212) 455-2605
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,042,046,980	$58,146.22

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp., a Delaware corporation, other than Shares owned by Fairfax Financial Holdings Limited (“Fairfax”) and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash. As of September 17, 2009, there were 58,430,892 Shares outstanding, of which 42,399,400 Shares are owned by Fairfax and its subsidiaries. As a result, this calculation assumes the purchase of 16,031,492 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $58,146.22	Filing Party: Fairfax Financial Holdings Limited
Form or Registration No.: Schedule TO	Date Filed: September 23, 2009
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SCHEDULE 13E-3
     This Schedule 13E-3 Transaction Statement (this “Schedule 13E-3” or this “Transaction Statement”) is filed on behalf of Odyssey Re Holdings Corp., a Delaware corporation (the “Company” or “OdysseyRe”), and relates to the cash tender offer by Fairfax Investments USA Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada (“Fairfax”), disclosed in a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated and filed as of September 23, 2009 (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) not owned by Fairfax or its affiliates, at a price of $65.00 per share, net to the seller in cash (the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of September 23, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).
     This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of September 18, 2009, by and among OdysseyRe, Merger Sub and Fairfax (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Fairfax and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law, Merger Sub will merge with and into OdysseyRe (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and OdysseyRe shall continue as the surviving corporation in the Merger. Upon completion of the Merger, all Shares issued and outstanding immediately prior to the closing of the Merger (other than Shares held in the treasury of OdysseyRe, or owned by Fairfax or Merger Sub, or held by holders of Shares who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, which will be $65.00 per Share, net to the seller in cash, or any higher price paid per share in the Offer.
     Concurrent with the filing of this Transaction Statement, the Company is filing a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(1)(A), a copy of the Offer to Purchase is attached as Exhibit (a)(1)(i) to the Schedule TO and a copy of the Merger Agreement is filed as Exhibit 2.01 to the Form 8-K filed by the Company on September 21, 2009.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and the Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and the Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Fairfax or Merger Sub has been provided by such person and not by any other person.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and address.

     The name of the subject company is Odyssey Re Holdings Corp., a Delaware corporation. The address of the Company’s principal executive offices is 300 First Stamford Place, Stamford, Connecticut 06902, and the telephone number is (203) 977-8000.
     (b) Securities.
     The title of the class of equity securities to which this Schedule 13E-3 relates is the Company’s shares of common stock, par value $0.01 per share. As of September 23, 2009 there were 58,432,843 Shares issued and outstanding.
     (c) Trading market and price.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.
     (d) Dividends.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated herein by reference.
     (e) Prior public offerings.
     Not applicable.
     (f) Prior stock purchases.
     The information set forth in the Schedule 14D-9 under the caption “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and address.
     The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 2(a) above, which information is incorporated herein by reference.
     The information set forth in the Schedule 14D-9 under the caption “Annex I—Information Relating to Directors and Executive Officers of the Company” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 8. Certain Information Concerning Purchaser and Fairfax” is incorporated herein by reference.
     (b) Business and background of entities.
     The information set forth in the Schedule 14D-9 under the caption “Item 2. Identity and Background of Filing Person” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “The Offer—Section 7. Certain Information Concerning Odyssey Re” and “The Offer—Section 8. Certain Information Concerning Purchaser and Fairfax” is incorporated herein by reference.
     (c) Business and background of natural persons.

     The information set forth in the Schedule 14D-9 under the caption “Annex I—Information Relating to Directors and Executive Officers of the Company” is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 7. Effects of the Offer”; “Special Factors —Section 9. Summary of the Merger Agreement”; “The Offer—Section 1. Terms of the Offer”; “The Offer—Section 2. Acceptance for Payment and Payment for Shares”; “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares”; “The Offer—Section 4. Withdrawal Rights”; “The Offer—Section 5. Certain United States Federal Income Tax Consequences”; “The Offer—Section 11. Conditions to the Offer” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
     (c) Different terms.
     None.
     (d) Appraisal rights.
     The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights” and “Annex B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 10. Appraisal Rights; Rule 13e–3” and “Schedule C—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.
     (e) Provisions for unaffiliated security holders.
     None.
     (f) Eligibility for listing or trading.
     Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a) Transactions.
     The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares”; “Special Factors—Section 12. Related Party Transactions” and “Schedule B—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
     (b)-(c) Significant corporate events; Negotiations or Contacts.

     The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 3. The Recommendation of the Special Committee” and “Special Factors—Section 9. Summary of the Merger Agreement” is incorporated herein by reference.
     (e) Agreements involving the subject company’s securities.
     The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger”; “Special Factors—Section 9. Summary of the Merger Agreement”; “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 12. Related Party Transactions” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (b) Use of Securities Acquired.
     The information set forth in the Schedule 14D-9 under the caption “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger”; “Special Factors—Section 7. Effects of the Offer”; “Special Factors—Section 9. Summary of the Merger Agreement” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
     (c) (1)-(8) Plans.
     The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements”; “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger”; “Special Factors—Section 9. Summary of the Merger Agreement”; “The Offer—Section 9. Source and Amounts of Funds”; “The Offer—Section 10. Dividends and Distributions” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
     (a) Purposes.
     The information set forth in the Schedule 14D-9 under the caption “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the

Offer and the Merger” and “Special Factors—Section 3. The Recommendation by the Special Committee” is incorporated herein by reference.
     (b) Alternatives.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger” and “Special Factors—Section 3. The Recommendation by the Special Committee” is incorporated herein by reference.
     (c) Reasons.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 1. Background”; “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger”; “Special Factors—Section 3. The Recommendation by the Special Committee” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
     (d) Effects.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; Item 8. Additional Information—Appraisal Rights” and “Annex B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 7. Effects of the Offer”; “Special Factors— Appraisal Rights; Rule 13e–3”; “The Offer—Section 5. Certain United States Federal Income Tax Consequences” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION.
     (a) Fairness.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors”; “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Summary”; “Introduction”; “Special Factors—Section 1. Background”; “Special Factors—Section 3. The Recommendation by the Special Committee”; “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 6. Odyssey Re Financial Projections” and “The Offer — Section 7. Certain Information Concerning Odyssey Re” is incorporated herein by reference.

     (b) Factors considered in determining fairness.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors”; “Item 4. The Solicitation or Recommendation—Financial Forecasts Prepared by Certain Members of Management of the Company”; “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “Annex A—Opinion of Sandler O’Neill & Partners, L.P.” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 3. The Recommendation by the Special Committee” and “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.
     (c) Approval of security holders.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” and “Item 8. Additional Information—Merger” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors—Section 9. Summary of the Merger Agreement”; “The Offer—Section 1. Terms of the Offer”; “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer—Section 11. Conditions to the Offer” is incorporated herein by reference.
     (d) Unaffiliated representative.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors”; “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”; Item 5—Person/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Sandler O’Neill & Partners, L.P.” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 3. The Recommendation by the Special Committee” and “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.
     (e) Approval of directors.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors”; “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Special Factors—Section 3. The Recommendation by the Special Committee” and “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.
     (f) Other offers.
     None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
     (a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors”; “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”; Item 5. Person/Assets Retained, Employed, Compensated or Used” and “Annex A—Opinion of Sandler O’Neill & Partners, L.P.” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the captions “Recommendation of the Special Committee; Fairness of the Offer and Merger” and “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.
     A copy of the fairness opinion of Sandler O’Neill & Partners L.P., dated September 18, 2009, is attached as Annex A to the Schedule 14D-9 and copies of the Sandler O’Neill & Partners, L.P. written presentation to the Special Committee on September 18, 2009 and a preliminary version of such presentation made on September 15, 2009, are attached Exhibit (c)(2) and Exhibit (c)(3), respectively, to this Schedule 13E-3.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
     (a)-(b)  Source of funds; Conditions.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Terms of the Merger Agreement” is incorporated herein by reference.
     The information contained in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors— Section 1. Background”; “Special Factors—Section 9. Summary of the Merger Agreement”; “The Offer—Section 9. Source and Amounts of Funds”; “The Offer—Section 11. Conditions to the Offer” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.
     (c) Expenses.
     The information contained in the Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
     The information contained in the Offer to Purchase under the caption “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.
     (d) Borrowed funds.
     Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities ownership.
     The information set forth in the Schedule 14D-9 under the caption “Annex II—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

     (b) Securities transactions.
     The information set forth in the Schedule 14D-9 under the caption “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the caption “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
     (d) Intent to tender or vote in a going private transaction.
     The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.
     The information contained in the Offer to Purchase under the caption “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
     (e) Recommendation of others.
     As of the date hereof, the Company has no knowledge of any executive officer, director, and/or affiliate of the Company, other than Fairfax and Merger Sub, making any solicitation or recommendation either in support of or opposed to the Offer or the Merger.
     The information set forth in the Offer to Purchase under the caption “Special Factors—Section 11. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
     (a) Financial information.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 7. Certain Information Concerning Odyssey Re” is incorporated herein by reference. In addition, the Company’s financial statements on pages 98-168 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 10-K”) and the Company’s Financial Statements on pages 2-78 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2009 (“June 2009 10-Q”) are incorporated herein by reference. The 2008 10-K and the June 2009 10-Q are accessible to view or copy at the SEC’s Public Reference room at 100 F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330, or on the SEC’s website at www.sec.gov.
     (b) Pro forma information.
     Not material.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or recommendations.
     The Company has not employed, retained or compensated and does not currently intend to employ, retain or compensate any person to make solicitations.
     The information set forth in the Schedule 14D-9 under the caption “Item 5. Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

     The information set forth in the Offer to Purchase under the captions “Introduction” and “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.
     (b) Employees and corporate assets.
     None.
ITEM 15. ADDITIONAL INFORMATION.
     (b) Other Material Information.
     The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference.
     The information set forth in the Offer to Purchase under the caption “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.
ITEM 16. EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated September 30, 2009 (1)

(a)(1)(B)	Offer to Purchase, dated September 23, 2009 (2)

(a)(1)(C)	Letter of Transmittal (3)

(a)(1)(D)	Notice of Guaranteed Delivery (4)

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (6)

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal on September 24, 2009 (7)

(a)(1)(H)	Letter, dated September 30, 2009, to the Company’s stockholders (8)

(a)(5)(A)	Fairfax Financial Holdings Limited press release dated September 23, 2009 (9)

(a)(5)(B)	Joint Press Release, issued by Fairfax and the Company, dated September 18, 2009 (10)

(b)	None

(c)(1)	Opinion of Sandler O’Neill & Partners, L.P. to the Special Committee of the Board of Directors of the Company, dated September 18, 2009 (11)

(c)(2)	Presentation of Sandler O’Neill& Partners, L.P. to the Special Committee of the Board of Directors of the Company, dated September 18, 2009

(c)(3)	Presentation of Sandler O’Neill & Partners, L.P. to the Special Committee of the Board of Directors of the Company, dated September 15, 2009

Exhibit No.	Description
(c)(4)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated (12)

(c)(5)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 4, 2009

(d)(1)	Agreement and Plan of Merger, by and between Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited, and Fairfax Investment USA Corp., dated as of September 18, 2009 (13)

(f)	Section 262 of the Delaware General Corporation Law (14)

(g)	None

(1)	Incorporated by reference to the Schedule 14D-9 filed on September 30, 2009.

(2)	Incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed on September 23, 2009.

(3)	Incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed on September 23, 2009.

(4)	Incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed on September 23, 2009.

(5)	Incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed on September 23, 2009.

(6)	Incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed on September 23, 2009.

(7)	Incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed on September 23, 2009.

(8)	Incorporated by reference to Exhibit (a)(1)(H) of the Schedule 14D-9 filed on September 30, 2009.

(9)	Incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO filed on September 23, 2009.

(10)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by the Company on September 21, 2009 (SEC File No. 001-16535).

(11)	Incorporated by reference to Annex A of the Schedule 14D-9 filed on September 30, 2009.

(12)	Incorporated by reference to Exhibit (g) of the Schedule TO filed on September 23, 2009.

(13)	Incorporated by reference to Exhibit 2.01 of the Company’s Current Report on Form 8-K filed by the Company on September 21, 2009

(14)	Incorporated by reference to Annex B of the Schedule 14D-9 filed on September 30, 2009.
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

ODYSSEY RE HOLDINGS CORP.

By:	/s/ Donald L. Smith

Name:	Donald L. Smith
Title:	Senior Vice President, General Counsel and Corporate Secretary
Dated: September 30, 2009